EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	YEARS ENDED DECEMBER 31,
	2004	2005	2006
Shares of common stock outstanding for the entire period	19,825,271	20,026,788	20,849,065
Issuance of 76,600, 221,087 and 601,854 shares of common stock to the company’s defined contribution plan in 2004, 2005 and 2006, respectively	40,355	104,078	314,743
Issuance of 4,288 shares of common stock upon exercise of options in 2004	3,577	—	—
Issuance of 18,540, 32,344 and 11,376,shares of common stock to employee stock purchase plan in 2004, 2005 and 2006, respectively	12,599	20,567	11,105
Issuance of 102,954, 586,753 and 506,227 shares of common stock under the equity incentive plan in 2004, 2005 and 2006, net of cancellations	68,887	217,793	295,421
Weighted average shares of common stock outstanding	19,950,689	20,369,226	21,470,334
Loss from continuing operations	$(47,935,735)	$(102,553,330)	$(56,641,117)
Discontinued operations:
Income from discontinued operations, net of taxes (including gain on sale of station of $3.5 million in 2004 and $11.2 million in 2005)	3,659,368	11,206,804	—
Net loss	$(44,276,367)	$(91,346,526)	$(56,641,117)
Basic and diluted loss per common share:
Loss from continuing operations	$(2.40)	$(5.03)	$(2.64)
Income from discontinued operations, net	0.18	0.55	—
Net loss per common share basic and diluted	$(2.22)	$(4.48)	$(2.64)